JULEX CAPITAL MANAGEMENT, LLC.
CODE OF ETHICS
December 31, 2015

Julex's Code of Ethics ("Code") applies to all of the firm's employees ("access person" as described below) and governs their personal investment activities. It is understood throughout the firm that:
●	The interests of client accounts will at all times be placed first;
●	All personal securities transactions will be conducted in such manner as to avoid any actual or potential conflict of interest or any abuse of an individual's position of trust and responsibility and
●	Supervised persons must not take inappropriate advantage of their positions.
Who is covered by this Code

All Employees are subject by this Code. They are responsible for the personal trading of Connected Persons. The CCO keeps a list of all Employees and Connected Persons, as well as a list of all Access Persons and Supervised Persons. In limited circumstances, and based upon the facts involved, the CCO may make a finding that an Employee is not subject to a Code requirement or is not subject to such requirement with respect to one or more of his or her Connected Persons. A Connected Person is a spouse, domestic partner, child or other immediate family member residing in the same household as the Employee.
Personal Securities Transactions
Pre-clearance
Given the current size of the firm, all publicly traded securities are exempt from requiring pre- clearance to transact unless they are on "Black Out" List. Currently, firm transactions on behalf of clients have an immaterial effect on public market trading valuations. Transaction notification to Erik Philbrook, Chief Compliance Officer ("CCO"), shall be deemed sufficient adherence to policy. Any employee transactions, regardless of materiality, deemed as a potential perceived conflict of interest, shall be recorded in the firm's record keeping. At such time that the Chief Compliance Officer or a Managing Partner determines that a pre-clearance of personal transaction policy is necessary, the following process shall be implemented:
An officer or employee may, directly or indirectly, acquire or dispose of beneficial ownership of a reportable security only if:
●	such purchase or sale has been approved by the Chief Compliance Officer;
●	the approved transaction is completed by the close of business on the trading day approval is received; and
●	the Chief Compliance Officer has not rescinded such approval prior to execution of the transaction. Post-approval is not permitted.

JULEX- Code of Ethics - Update 2015-12 Final        1